EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio of earnings to fixed charges)

        The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. As earnings were inadequate to cover the combined fixed charges, we have provided the coverage deficiency amounts. For purposes of this computation, earnings are defined as net loss excluding the preferred stock dividend requirement on our Series A and Series B preferred stock. Fixed charges are the sum of (i) interest costs including the amortization of deferred financing costs; and (ii) the portion of operating lease rental expense that is representative of the interest factor of 12%.

	Years Ended December 31,

	2002	2003	2004	2005	2006
Net loss before accretion of dividend on preferred stock and noncontrolling interest in Symphony GenIsis, Inc.	$(72,242)	$(94,996)	$(142,503)	$(72,401)	$(68,924)
Interest expense on indebtedness	$16,562	$18,680	$22,592	$20,313	$9,029
Interest expense on portion of rent expense representative of interest	$1,113	$1,099	$1,022	$1,012	$1,383

Earnings	$(54,567)	$(75,217)	$(118,889)	$(51,076)	$(58,512)
Interest expense on indebtedness	$16,562	$18,680	$22,592	$20,313	$9,029
Interest expense on portion of rent expense representative of interest	$1,113	$1,099	$1,022	$1,012	$1,383

Total Fixed Charges	$17,675	$19,779	$23,614	$21,325	$10,412

Ratio of earnings to fixed charges	—	—	—	—	—

Coverage deficiency	$(72,242)	$(94,996)	$(142,503)	$(72,401)	$(68,924)